Exhibit 4.32

Sale and Purchase Agreement

Party A: China Southern Airlines Company Limited

Address: 68 Qixin Road, Baiyun District, Guangzhou

Fax:

Party B: Zhuhai China Southern Air Real Property Development Co., Ltd.

Address: Room 1301, Citics CSA International Plaza Office Building, 52 Jida Haibin South Road, Zhuhai

Fax: 0756-3368016

Party A’s Xiangyi Company in the Zhuhai free trade zone needs to settle the supporting living security needs for pilots’ simulation training. Party B is a company specializing in property development and project construction. The land at No. 36 of Zhuhai free trade zone of Party B has been identified as for office, hotel and commercial use. After planning adjustment, such land was divided into two land parcels (southern land parcel and the northern land parcel). The northern land parcel has a gross floor area of 42,330.99 square meters with a plot ratio of 4.8 and a plot ratio-based floor area of approximately 203,188.75 square meters. The operation of Party B’s company is in good condition and it has extensive experience on real estate development and construction. The landmark building of Zhuhai Citics CSA International Plaza has been successfully developed.

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To sum up, Party A and Party B agreed as follows on matters relating to the customized purchase and sale of training supporting facilities for pilots of Xiangyi, after fully communication and negotiation:

I. Scale and content of project construction

Party A put forward the usage requirements for pilots’ training supporting facilities of Xiangyi and Party B prepared the planning scheme for the supporting facilities based on the usage requirements. After communication, both parties mutually agreed that this supporting facility locating at west side of the northern land parcel of No. 36 of Zhuhai free trade zone (project name: Standard Services Research and Development and Training Centre for Zhuhai International Civil Aviation) is planned to be constructed as hotel (i.e. tower A1, Phase I, hereinafter referred to as the CSA Hotel), and has a total gross floor area of approximately 60,927.8 square meters, including skirt building, tower building over ground and basement. In particular, the 1F-2F will be skirt building of approximately 6055.8m2; 3F-42F will be tower building of approximately 43,350m2; and underground floor will be the basement of approximately 11,522m2. The above gross floor area is the estimated area at the planning stage, while the actual delivery shall be the actually measured area. If the actual area differs from the agreed area hereunder or the planned area, completed area and other area, no makeup shall be made. Party B shall be responsible for the application procedures for construction and approval. The final planning scheme and gross floor area are detailed in the planning permit and construction permit issued by the government.

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II. Mode of customized purchase and sale of projects

Both parties agreed to develop and construct the project of supporting facilities for pilot training of Xiangyi. Party A shall be responsible for putting forward the requirements of the supporting facilities and make prompt feedback and confirmation when Party B asks for advice in respect of the scheme of the supporting facilities and designate a special working group to communicate with Party B and undertake to purchase such supporting facilities.

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According to the requirements proposed by Party A, the project satisfies the security function for training pilots by Xiangyi. The project has 980 rooms and the function of facilities includes restaurant, conference room, swimming pool, fitness center, hotel management room, kitchen, etc. The project shall be decorated according to the standard of four-star hotel and the list of equipment, materials and brands is detailed in the appendix. For items not listed on the list, they shall be implemented in accordance with the standard of the four-star hotel, Zhuhai Fuhuali Pullman (珠海富华里铂尔曼酒店).

Party B shall be responsible for the whole process of preparation, design, construction, delivery and handling of ownership certificates for the scheme of the supporting facilities based on Party A’s requirements. Party undertook to sell the facilities to Party A at the price as agreed by both parties and shall be responsible for handling the certificate of ownership for completed projects.

Party B shall undertook that the land ownership of the construction project is clear, the land use satisfies the construction condition and the land parcel of the project has no pledge other than development loans. During the period of performing this Agreement, Party B has been holding legal and effective qualification for development.

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III. Progress of project

The subject project hereunder is intended to be delivered on 30 September 2021. The key progress nodes in the progress of development are expected as the following table, provided that the actual time shall prevail and the final delivery time shall not be changed:

Progress nodes	Estimated time	Acknowledgement mark
Commencement	30 September 2018	Construction permit

Main contractor of the civil engineering entering into the site	Before 30 June 2019	Commencement order of main contractor

The progress of the civil engineering completing one second of the total gross floor area	Before 30 December 2019	Issuing the construction progress report by supervisor

Capping	Before 30 June 2020	Issuing the construction progress report by supervisor

Commencement of fine decoration	Before 30 September 2020	Commencement order of fine decoration

Completion	Before 30 December 2020	Acceptance certificate

Delivery	30 September 2021	Notice of occupation/delivery

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IV. Determination of transaction price and execution of contract

(I) Determination of the total transaction price

Both parties mutually agreed to develop and construct the subject project hereunder under the provisions of this Agreement. The tentative total transaction price (tax included) of the subject project hereunder was RMB798.56 million (the “Tentative Total Transaction Price”). Of which, the total transaction price excluding value-added tax was RMB725.9636 million, the amount of value-added tax was RMB72.5964 million and rate of value-added tax was 10%.

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If in the actual construction and development process, the total development expense of the subject project hereunder increases due to Party A’s adjustment to this Agreement, the Tentative Total Transaction Price of this Agreement shall be adjusted according to the changed development expense. Other than this, the Tentative Total Transaction Price shall not be adjusted for any other factors (including but not limited to changes in material price, machine expense and staff cost for market’s reason).

Both parties agreed to jointly engage an engineering cost consulting company after initial registration to approve the cost of the project and engage a professional audit institution to calculate each tax of the project (see appendix 17 for details). The total transaction price (tax included) of the subject project hereunder shall be fixed after both parties’ acknowledgement and shall be used to adjust the tentative total transaction price (tax included) of this Agreement of RMB798.56 million. Both parties agreed that, if the total transaction price (tax included) confirmed in the above audit and recognized by both parties is higher than RMB798.56 million, such amount shall be the total transaction price (tax included); if it is lower than RMB798.56 million, the total transaction price (tax included) confirmed in the audit and recognized by both parties shall be the total transaction price (tax included).

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(II) Execution of commercial housing purchase and sale agreement

This Agreement is a customized commercial housing purchase and sale agreement. Upon the subject project hereunder meets the signing conditions, a commercial housing purchase and sale contract (presale) (if any) shall be signed and filed for record. Upon the project’s total transaction price (tax included) is confirmed, a commercial housing purchase and sale contract (for sale now) shall be signed for filing and handling the title certificate of real estate. The model commercial housing purchase and sale contract is detailed in appendix 12. Where there is change to the express of terms of contract as required by Zhuhai real estate trading center at the time a formal commercial housing purchase and sale contract is signed, such contract shall be amended as required by the government.

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Unless as otherwise agreed or otherwise required by law, agreements on contents such as delivery time, delivery standards, quality warranty shall be automatically included in the commercial housing purchase and sale contract (presale) or commercial housing purchase and sale contract (for sale now). Upon the subject project hereunder meets the signing conditions, if a party hereunder do not enter into the commercial housing purchase and sale contract (presale) or commercial housing purchase and sale contract (for sale now) with the other party out of subjective reasons, the default party shall assume the default liabilities pursuant to the default clauses of this Agreement and reimburse the other party for the loss arise therefrom.

V. Payment

Both parties agreed that, the tentative total transaction price (tax included) of RMB798.56 million agreed by this Agreement being the basis of Party A’s installment, the fulfillment of key progress nodes satisfying the payment conditions, Party A shall pay as agreed the corresponding amount within 10 working days after Party B giving Party A the payment notice and corresponding proof materials (see appendix 15 for details). Details are as follows:

•	Signing this Agreement before 28 December 2018 and paying 10% of the tentative total transaction price (tax included) by Party A the day after the signing; (obtaining construction permit);

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•

Main contractor of civil engineering entering into the site (before 30 March 2019 or around), paying 10% of the tentative total transaction price (tax included); (issuing commencement order by main contractor)

•

Completing one second of the total gross floor area in respect of the civil structure progress (before 30 December 2019 or around), paying 40% of the tentative total transaction price (tax included); (issuing construction progress report by supervisor)

•	Project capping (before 30 June 2020 or around), paying 10% of the tentative total transaction price (tax included); (issuing construction progress report by supervisor)

•	Commencement of fine decoration (before 30 September 2020 or around), paying 10% of the tentative total transaction price (tax included); (issuing commencement order of fine decoration)

•	Completion (before 30 December 2020 or around), paying 10% of the tentative total transaction price (tax included); (acceptance certificate)

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•	Delivery (before 30 September 2021 or around), paying 10% of the tentative total transaction price (tax included); (giving occupation/delivery notice)

•

If the project node of each payment stage is advanced or delayed, Party A shall advance or delay the payment time accordingly. After a third party’s audit and issuing report, the price difference shall be adjusted according to the total transaction price (tax include).

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Party A undertakes to pay Party B each installment in accordance with the above agreement. Party B shall be entitled to terminate the agreement if Party A defaults on payment and may also request Party A to continue to perform the agreement and pay liquidated damages to Party B equal to ten thousandth of the outstanding payment per day until the outstanding payment is actually settled.

•

Party A’s payment shall be only used for the development and construction of projects under this Agreement before the projects hereunder deliver to Party A for its use, and shall not be used for other purposes.

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•

Party B shall issue the receipt of payment with corresponding amount to Party A after each payment and shall issue to Party A the invoice specially used for full value-added tax in a lump sum within 10 working days after the signing of formal commercial housing purchase and sale contract by both parties and the settlement of all payment by Party A.

Party B expedited efficiently the relevant work relating to the commencement of supporting facilities and undertook to deliver by 30 September 2021. Matters such as the determination of total transaction price and handling ownership registration procedures shall be conducted in accordance with clause (II) of section IV of this Agreement. Party B shall be responsible for the handling of relevant procedures under government’s requirements and cause the ownership certificate be registered under the name of Party A.

VI. Notice

All notices relevant to this Agreement given by any party shall be served to the other party in writing at the address set forth herein. Notices may be served by hand, fax, letter and other methods: if sent by fax (proof of complete and uninterrupted fax having been sent to the relevant fax number is required), notice shall be deemed to have been served on the next working day; if sent by letter, notice shall be deemed to have been served on the third working day after the date of delivery (subject to postmark); if given by hand, notice shall be deemed to have been served when the other party accepts. Any party who change the contact method shall promptly notify the other party in writing, otherwise notice shall be deemed to have been served when the other party serves it to the address set forth herein.

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For the purpose of assisting Party B in the construction of project, Party A shall appoint a special working group as the leading unit during the term of this Agreement, responsible for liaising with each function of Party A and Party B, so that they could perform their obligations under this Agreement. Party B shall appoint Yao Huiyue (姚慧悦) of Zhuhai China Southern Air Real Property Development Co., Ltd.(contact number: 18602050823) for liaison and providing services, helping to settle the doubts and difficulties encountered in the process of investment, construction and production, and coordinating to deal with its relationship with government relevant departments.

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VII. Quality and warranty responsibilities

The subject project under the agreement has warranty system. Under the relevant requirements of Zhuhai commercial housing purchase and sale contract (both parties will enter into upon the project meets the conditions) on quality and warranty, Party B undertook that the quality complies with the requirements of quality standards, criteria, and design document of construction drawing of the state; the quality of products of building materials, components and equipment, and materials used in installation, renovation and decoration is in line with the mandatory standards of the state and the criteria as agreed by both parties, and is performed in accordance with the detailed warranty scope, term of warranty and warranty liabilities (see appendix 18 for details).

VIII. Housing registration

Both parties mutually agreed to make application for the registration of transfer of ownership of that commercial house with housing registration authority after formal commercial housing purchase and sale contract is signed. If Party A fails to obtain the certificate of ownership due to Party B, Party B shall assume the default liability (see appendix 18 for details).

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Party A shall pay at its own expense all fees charged under the name of Party A by relevant government authorities in the process of Party B handling the ownership certificate for Party A under the relevant requirements of government. The calculation of deed tax shall be the total transaction price excluding tax in accordance with the provisions of tax law. Relevant certificates and licenses required for the opening of the hotel shall be handled by Party A at its own expense.

IX. Default liabilities

1.    This Agreement stipulates the working content and undertakings to be completed by Party A and Party B. Both parties shall fully perform the covenants under this Agreement in good faith. If any party fails to perform the covenants hereunder, the non-breaching party may remind the breaching party of the covenants after the occurrence of the breaching behavior. The Non-breaching party shall be entitled to terminate this Agreement if the breaching party still fails to perform the covenants after being reminded and the breaching party shall pay the non-breaching party a liquidated damage equal to 10% of the tentative total sales price of this Agreement. If the liquidated damage is insufficient to compensate the economic loss caused thereby, the non-breaching party shall have the right to request the breaching party to make fully compensation for the actual loss.

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2.    Party B undertook to complete each inspection and acceptance (including but not limited to the work quality, firefighting, environmental protection and other items relating to the development of this project) by 30 September 2021 and deliver to Party A. For overdue delivery, Party A may request Party B to continue to perform the contract and pay a liquidated damage equal to ten thousandth of the amount paid by Party A per day until it finishes the delivery.

3.    If this Agreement fails to be performed for reasons not attributable to both parties (including force majeure, change of policies in the government authorities or change in the requirements of laws and regulations), Party A and Party B shall negotiate in good faith and handle the loss suffered by both parties from the failure of performance of the agreement in a fair and reasonable manner.

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X. Miscellaneous

1.    This Agreement shall take effect from the signing date and has a term of five years. For the matters not mentioned herein, Party A and Party B shall otherwise sign a supplemental agreement, and such supplemental agreement shall have the same legal effect as this Agreement. Any inconsistency between the provisions of the supplemental agreement and this Agreement, the supplemental agreement shall prevail. If Party A and Party B enter into a new agreement or contract in respect of the subject project hereunder, the specific rights and obligations of both parties shall be subject to the provisions of the new agreement or contract signed, and the relevant terms in this Agreement shall be invalid automatically.

2.    For any dispute arising in the performance of this Agreement, both parties shall settle it by negotiation at first; if negotiation fails, it shall be submitted to the court where the constructed project locates having the jurisdiction and settled by litigation.

This Agreement is made in six counterparts with each party holding three counterparts.

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Lists of attachments:

Appendix 1    Business License of Zhuhai China Southern Air Real Property Development Co., Ltd.

Appendix 2    Business Scope of Zhuhai China Southern Air Real Property Development Co., Ltd.

Appendix 3    Land Grant Contract

Appendix 4    Construction Land Planning Permit, Approval for Construction Use of Land

Appendix 5    Construction Permit (foundation supporting wall, pile foundation)

Appendix 6    Supplemental Agreement to the Investment Agreement of Zhuhai Free Trade Zone Administrative Committee and Zhuhai China Southern Air Real Property Development Co., Ltd. on Transformation Projects of “Standard Services Research and Development and Training Center for Zhuhai International Civil Aviation”

Appendix 7    Hotel Planning Scheme

Appendix 8    Hotel Floor Plan

Appendix 9    Table of electromechanical equipment system

Appendix 10    Table of standards for fitting out works

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Appendix 11    List of kitchen equipment and installation system

Appendix 12    Model commercial housing purchase and sale contract

Appendix 13    Reporting of process information and feedback procedures of advice

Appendix 14    Calculation table for tentative total transaction price

Appendix 15    Payment procedures

Appendix 16    Procedures of delivery and repossession

Appendix 17    Settlement, audit and pricing procedures

Appendix 18    Relevant terms relating to quality, warranty and handling of ownership certificate in the commercial housing purchase and sale contract

Party A: China Southern Airlines Company Limited

Legal representative (authorized representative):

Party B: Zhuhai China Southern Air Real Property Development Co., Ltd.

Legal representative (authorized representative):

Date of execution:    2018

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